UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

                             (AMENDMENT NO.    3   )(1)
                                            -------


                        Advanced Energy Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   007973 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               SEPTEMBER 21, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pusuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [ X ]    Rule 13d-1(d)



----------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------                                   ---------------------------------------------
CUSIP No.    007973 10 0                                      13G                 Page       2      of       4      Pages
          -----------------                                                            ------------    ------------
-----------------------------------------------                                   ---------------------------------------------

--------- ---------------------------------------------------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Douglas S. Schatz

--------- ---------------------------------------------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a) /   /
                                                                                                                   (b) /   /


--------- ---------------------------------------------------------------------------------------------------------------------
   3.     SEC USE ONLY


--------- ---------------------------------------------------------------------------------------------------------------------
   4.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
----------------------- ------ ------------------------------------------------------------------------------------------------
                         5.    SOLE VOTING POWER
   NUMBER OF SHARES                 10,857,782
                        ------ ------------------------------------------------------------------------------------------------
     BENEFICIALLY        6.    SHARED VOTING POWER
       OWNED BY                     180,000
         EACH
                        ------ ------------------------------------------------------------------------------------------------
      REPORTING          7.    SOLE DISPOSITIVE POWER
     PERSON WITH                    10,857,782
                        ------ ------------------------------------------------------------------------------------------------
                         8.    SHARED DISPOSITIVE POWER
                                    180,000
--------- ---------------------------------------------------------------------------------------------------------------------
   9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 11,037,782
--------- ---------------------------------------------------------------------------------------------------------------------
  10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *                                       /   /


--------- ---------------------------------------------------------------------------------------------------------------------
  11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 34.7 %
--------- ---------------------------------------------------------------------------------------------------------------------
  12.     TYPE OF REPORTING PERSON *

                 IN
--------- ---------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer
             --------------

             Advanced Energy Industries, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices
             -----------------------------------------------

             1625 Sharp Point Drive
             Fort Collins, CO  80525

Item 2(a).   Names of Person Filing
             ----------------------

             Douglas S. Schatz

Item 2(b).   Address of Principal Business Office or, if None, Residence
             -----------------------------------------------------------

             1625 Sharp Point Drive
             Fort Collins, CO  80525

Item 2(c).   Citizenship
             -----------

             United States

Item 2(d).   Title of Class of Securities
             ----------------------------

             Common Stock, $0.001 par value

Item 2(e).   CUSIP Number
             ------------

             007973 10 0

Item 3.      If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
             -------------------------------------------------------------------
             (c), check whether the person filing is a:
             ------------------------------------------

             Not applicable

Item 4.      Ownership
             ---------

             (a)      Amount Beneficially Owned:
                      -------------------------

                      11,037,782 shares

             (b)      Percent of Class:
                      ----------------

                      34.7 %

             (c)      Number of shares as to which such person has:
                      --------------------------------------------

                      (i)      sole power to vote or to direct the vote:                            10,857,782

                      (ii)     shared power to vote or to direct the vote:                             180,000

                      (iii)    sole power to dispose or to direct the disposition of:               10,857,782

                      (iv)     shared power to dispose or to direct the disposition of:                180,000

         Mr. Schatz is a trustee of a charitable foundation that is the record holder of 180,000 shares of common stock of the issuer. The three other trustees of the charitable foundation are members of Mr. Schatz' immediate family. Accordingly, Mr. Schatz may be deemed to share with the other trustees voting and dispositive power with respect to the charitable foundation's 180,000 shares. Mr. Schatz disclaims beneficial ownership of the shares held by the charitable foundation.

Item 5.      Ownership of Five Percent or Less of a Class
             --------------------------------------------

             Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person
             ---------------------------------------------------------------

             Not applicable

Item 7.      Identification and Classification of the Subsidiary Which Acquired
             ------------------------------------------------------------------
             the Security Being Reported By the Parent Holding Company
             ---------------------------------------------------------

             Not applicable

Item 8.      Identification and Classification of Members of the Group
             ---------------------------------------------------------

             Not applicable

Item 9.      Notice of Dissolution of Group
             ------------------------------

             Not applicable

Item 10.     Certification
             -------------

             Not applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 7, 2002                            /s/ Douglas S. Schatz
         ----------------                            ---------------------



                                   PAGE 4 OF 4